Exhibit 77D - Policies with respect to security investments -
For Period Ended 10-31-2006


First Trust Strategic High Income Fund II

The Fund is currently permitted to invest up to 20% of its Managed Assets in foreign securities. At a meeting held on October 24, 2006, the Board of Trustees of the Fund adopted the following policy:

First Trust Strategic High Income Fund II may invest up to 50% of its Managed Assets in foreign securities, provided, however, that the total of 40% of the percentage of Managed Assets invested in obligations of foreign domiciled structured finance issuers plus the percentage of Managed Assets invested in other foreign domiciled issuers does not exceed 20% of the Funds Managed Assets.

The change in policy described above was not required to be, and was not, approved by the shareholders of the Fund. The new policy may also be changed by the Board of Trustees without shareholder approval. The new policy will be effective on March 1, 2007.